Filed pursuant to Rule 424(b)(3)
File No. 333-119338

January 18, 2008

SUPPLEMENT DATED JANUARY 18, 2008 TO PROSPECTUS DATED DECEMBER 3, 2007

Dear Investor(s):

GRANT PARK FUTURES FUND DECEMBER PERFORMANCE UPDATE

FUND	DECEMBER	2007 YTD		Total NAV	NAV/Unit
Grant Park Futures Fund Class A Units	0.63%	12.63%		$72.1M	$1,309.469
Grant Park Futures Fund Class B Units	0.64%	11.76%		$383.6M	$1,142.681
TRADING ADVISORS	DECEMBER	2007 YTD	% of Fund
Rabar Market Research (Div)	2.30%	18.24%	18%
EMC Capital Management (Classic)	1.08%	13.39%	21%
Eckhardt Trading (Higher Leveraged)	4.05%	36.55%	10%
Graham Capital Management (GDP)	-2.05%	9.17%	9%
Winton Capital Management (Div)*	-0.51%	7.22%	21%
Saxon Investment Corp (Div)**	–	-4.76%	–
Welton Investment Corp (Gl Dir Port)	-0.97%	6.09%	18%
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES
*Year to date performance of 1.90% through 5/31/2007.  Effective 6/1/2007 the portion of Grant Park’s net assets allocated to Winton Capital Management was reallocated to the Dearborn Select Master Fund SPC – Winton Segregated Portfolio – Class GP.
**Performance through 5/31/2007

Grain prices rallied throughout December, providing gains for Grant Park’s long positions in the soft/agricultural commodity sector.  Corn and soybean positions provided the bulk of gains as prices rose on reports of hot, dry weather over Argentinean growing regions.  Reports of increased exports, particularly to China, and increased demand for grain as a source of bio-diesel fuel also contributed to higher prices.

Geopolitical concerns stemming from the assassination of Pakistani opposition leader Benazir Bhutto combined with falling crude oil inventories pushed crude oil prices higher during the month.  Long positions in the energy sector also gained ground after strong seasonal demand for heating oil and falling gasoline inventories pushed prices to the upside.

Long positions in the metals sector were profitable as gold prices gained throughout the month, pushed higher as investors looked for protection against the weaker US dollar. Concerns over the possible fallout from the events in Pakistan and the possibility of a spike in inflation as the result of better-than-expected data on consumer spending and personal income in November also contributed to rising gold prices.

Currency positions posted losses during the month after strong reports on consumer spending and personal income pushed the dollar higher relative to the British pound and euro on speculation that the US Federal Reserve might refrain from additional rate cuts at the start of 2008.

555 West Jackson   Suite 600   Chicago, IL 60661   312.756.4450   312.756.4452 fax   800.217.7955
Performance Hotline: 866.516.1574 (Toll Free)   www.dearborncapital.com

Long positions in the interest rate sector lost ground as prices for fixed income instruments fell during the month.  Strong reports on consumer spending and personal income coupled with a jump in third quarter GDP and a better-than-expected November employment report resulted in lower prices for domestic interest rate markets.

Lastly, long positions in the equities sector lost ground during the month as the effects of the mortgage and liquidity crises continued to plague global stock indices.  Analysts suggested that a coordinated effort by a number of central banks to add liquidity to global capital markets may have actually exacerbated investors’ concerns about the extent of the problems.

OTHER FUND NEWS
Dearborn Capital Management, LLC, as General Partner of Grant Park, has agreed to rebate back to Grant Park a portion of the fund’s annual operating and organization and offering expenses to the extent that actual expenses are less than the actual amount Grant Park paid the General Partner.  For 2007, Dearborn Capital reimbursed Grant Park a total of $750,000, of which $250,000 is related to operating expenses and $500,000 is related to organization and offering expenses.

Please be advised that Grant Park will be issuing a Schedule K-1 (Form 1065) to all partners for the 2007 tax year in early March.  The Schedule K-1 will contain a reconciliation of your Grant Park capital account and your share of Grant Park’s taxable items necessary to prepare your federal income tax return.

We are pleased to announce that your monthly Grant Park statements are now available via the Client Services link on our website at www.dearborncapital.com.  You should have received a letter detailing this feature.  Additionally, if you no longer wish to receive your paper copy via regular mail you have been asked to return a signed document acknowledging this.

If you have any questions or concerns regarding your account, please do not hesitate to call our offices at (312) 756-4450 or e-mail us at funds@dearborncapital.com.

Sincerely,

David Kavanagh
President

Enclosures
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE, OFFERING BY PROSPECTUS ONLY

Daily fund performance is available on our website at www.dearborncapital.com  along with weekly commentary.   Weekly
performance information is also available on our performance hotline at (312)788-2272 or (866) 516-1574 (toll free)

555 West Jackson   Suite 600   Chicago, IL 60661   312.756.4450   312.756.4452 fax   800.217.7955
Performance Hotline: 866.516.1574 (Toll Free)   www.dearborncapital.com

GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP
ACCOUNT STATEMENT
(PREPARED FROM BOOKS WITHOUT AUDIT)
FOR THE MONTH ENDED
DECEMBER 31, 2007

Statement of Income
	Month (A Units) In US $	Year to Date (A Units) In US $	Month (B Units) In US $	Year to Date (B Units) In US $	Month Total In US $	Year to Date Total In US $
Trading Income (Loss):
Realized Trading Income (Loss)	1,927,919	12,171,916	10,224,897	65,054,738	12,152,816	77,226,654
Change in Unrealized Income (Loss)	(1,242,209)	(334,711)	(6,588,174)	(2,540,450)	(7,830,383)	(2,875,161)
Brokerage Commissions	(19,790)	(182,185)	(104,958)	(943,356)	(124,748)	(1,125,541)
Exchange, Clearing Fees and NFA charges	(21,373)	(393,003)	(113,352)	(2,035,101)	(134,725)	(2,428,104)
Other Trading Costs	(50,811)	(465,415)	(269,480)	(2,422,511)	(320,291)	(2,887,926)
Change in Accrued Commissions	519	17,828	2,754	91,080	3,273	108,908

Net Trading Income (Loss)	594,255	10,814,430	3,151,687	57,204,400	3,745,942	68,018,830

Other Income:
Interest, U.S. Obligations	76,274	1,199,575	404,526	6,208,608	480,800	7,408,183
Interest, Other	197,275	2,034,726	1,046,266	10,576,887	1,243,541	12,611,613

Total Income (Loss)	867,804	14,048,731	4,602,479	73,989,895	5,470,283	88,038,626

Expenses:
Incentive Fees to Trading Managers	86,222	1,542,086	457,288	8,133,932	543,510	9,676,018
Administrative Fees	(24,418)	130,803	(129,501)	674,640	(153,919)	805,443
O&O Expenses	(17,806)	106,370	(275,986)	1,653,955	(293,792)	1,760,325
Brokerage Expenses	368,865	4,125,197	2,101,819	23,009,522	2,470,684	27,134,719
Illinois Replacement Tax

Total Expenses	412,863	5,904,456	2,153,620	33,472,049	2,566,483	39,376,505

Net Income (Loss)	454,941	8,144,275	2,448,859	40,517,846	2,903,800	48,662,121

Statement of Changes in Net Asset Value

Beginning Balance	71,941,881	58,161,220	379,297,694	324,091,775	451,239,575	382,252,995
Additions	287,900	16,938,602	3,779,703	59,046,420	4,067,603	75,985,022
Net Income (Loss)	454,941	8,144,275	2,448,859	40,517,846	2,903,800	48,662,121
Redemptions	(606,815)	(11,166,190)	(1,918,367)	(40,048,152)	(2,525,182)	(51,214,342)

Balance at DECEMBER 31, 2007	72,077,907	72,077,907	383,607,889	383,607,889	455,685,796	455,685,796
Total Units Held at End of The Period		55,043.62428		335,708.69012
Net Asset Value Per Unit		1,309.469		1,142.681
Rate of Return	0.63%	12.63%	0.64%	11.76%

To the best of my knowledge and belief the information
contained herein is accurate and complete.
DAVID KAVANAGH, PRESIDENT
FOR DEARBORN CAPITAL MANAGEMENT, LLC
GENERAL PARTNER OF GRANT PARK FUTURES FUND LIMITED PARTNERSHIP